Exhibit 99.4

NICE Introduces New Text-to-911 Logging Solution for Next Gen
Emergency Communications Worldwide

At NENA 2014, NICE will showcase Text-to-911 among its leading public safety solutions, and will participate in the education program

Paramus, New Jersey, June 10, 2014 – NICE Systems (NASDAQ: NICE) today announced that it has introduced a Text-to-911 logging solution for the public safety market. This solution addresses the need to capture and reconstruct Text-to-911 communications for incident investigations and quality assurance purposes.

As of May 15, 2014, major US carriers are enabling Text-to-911 capabilities for any public safety answering point (PSAP) that chooses to opt in. The FCC is now working to ensure that by the end of 2014 this extends to all service providers.

NICE’s Text-to-911 logging solution has been designed to reliably capture these communications. Emergency text messages can be viewed in an incident timeline along with other related multimedia such as voice recordings, video, GIS and call-taker screens.

The NICE Text-to-911 logging solution is compatible with the National Emergency Number Association’s (NENA’s) i3 and the European Emergency Number Association’s (EENA’s) NG112 standards and also supports interim (transitional) Text-to-911 solutions. It is designed to work with NICE Inform, a software application layer that synchronously combines data from various capture platforms, including SIP-based VoIP, video and text. For the many emergency communications centers that have already deployed NICE Inform, adding the NICE Text-to-911 logging solution is an easy, seamless upgrade.

“Text-to-911 is an important NG9-1-1 milestone and the first step toward richer PSAP communications with the public,” said John Rennie, General Manager, Public Safety, NICE Systems. “Recent FCC proposals are accelerating the pace toward more widespread deployment of Text-to-911, and other forms of multimedia communications are not far behind. NICE is committed to providing innovative solutions to help 911 centers manage the coming wave of Text-to-911 and other Next Gen communications.”

NICE will showcase Text-to-911 at the NENA 2014 Conference and Expo, which takes place June 14-19 at the Music City Center in Nashville, Tennessee. It will also demonstrate its full suite of NG9-1-1 solutions at booth #615 – this includes recent enhancements to its Quality Assurance module as well as other systems for recording, managing, reconstructing and analyzing audio, video, screens, and multimedia data.

NICE will also participate in the following panels:

•	“The Synergy between 911 and FirstNet” – June 17, 9:45
Jenny Hansen, Partner Manager, NICE
•	“What Analytics Can Do for Your PSAP” – June 18, 11:00
John Rennie, General Manager of Public Safety, NICE

NICE is a member of the NENA Next Generation Partner Program (NGPP) and an active participant in NENA's NG9-1-1 Industry Collaboration Events (ICE).

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rennie, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.